Exhibit 99.23

FORM 51-102F3

MATERIAL CHANGE REPORT UNDER

NATIONAL INSTRUMENT 51-102

1.

Name and Address of Company

Chap Mercantile Inc. (“Silver Wheaton”)

1560-200 Burrard Street

Vancouver, BC V6C 3L6

2.

Date of Material Change

November 30, 2004

3.

News Release

A news release with respect to the material change referred to in this report was issued through newswire services on November 30, 2004 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.

Summary of Material Change

Silver Wheaton closed its previously announced financing for aggregate gross proceeds of Cdn$60.75 million. Silver Wheaton issued and sold 81 million units of Silver Wheaton at a price of Cdn$0.75 per unit by way of private placement through a syndicate of underwriters led by GMP Securities Ltd. and including Canaccord Capital Corporation, Orion Securities Inc., First Associates Investments Inc., Fort House Inc., Haywood Securities Inc., Salman Partners Inc., Scotia Capital Inc. and Sprott Securities Inc.

5.

Full Description of Material Change

Silver Wheaton closed its previously announced financing for aggregate gross proceeds of Cdn$60.75 million. Silver Wheaton issued and sold 81 million units of Silver Wheaton at a price of Cdn$0.75 per unit by way of private placement through a syndicate of underwriters led by GMP Securities Ltd. and including Canaccord Capital Corporation, Orion Securities Inc., First Associates Investments Inc., Fort House Inc., Haywood Securities Inc., Salman Partners Inc., Scotia Capital Inc. and Sprott Securities Inc. The size of the private placement was increased from Cdn$48 million to Cdn$60.75 million upon the exercise of the underwriters’ option to purchase an additional Cdn$12.75 million of units.

Each unit is comprised of one Silver Wheaton common share and one-half of one Series “A” common share purchase warrant of Silver Wheaton. Each whole Series “A” warrant entitles the holder to purchase one Silver Wheaton common share at a price of Cdn$1.10 until November 30, 2009.

In accordance with securities legislation currently in effect, the common shares and Series “A” warrants will be subject to a “hold period” of four months plus one day expiring on March 31, 2005. The Series “A” warrants will be listed and posted for trading on the Toronto Stock Exchange under the symbol “SLW.WT.A”, subject to the fulfilment of usual listing conditions.

The net proceeds from the private placement will be used to fund the cash portion of the purchase price of the previously announced acquisition of silver produced by Zinkgruvan Mining AB, a wholly-owned subsidiary of Lundin Mining Corporation (TSX: LUN), at its mining operations in Sweden, and for general corporate purposes. The acquisition is expected to close in early December 2004.

Upon completion of the Zinkgruvan transaction, Silver Wheaton will be the only mining company with 100% of its revenue from silver production and will have over US$16 million in cash. Silver Wheaton is debt-free, unhedged and is well positioned for further growth.

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.

Omitted Information

Not applicable.

8.

Executive Officer

For further information contact Peter Barnes, Executive Vice President and Chief Financial Officer at (604) 696-3000.

9.

Date of Report

November 30, 2004.

Per:_______________________

Peter Barnes

Executive Vice President and

Chief Financial Officer